EXHIBIT B

Joint Filing Agreement

The undersigned agree that the statement on Schedule 13D with respect to the Common Stock of Eaton Vance Limited Duration Income Fund, dated as of October 20, 2025, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first written above.

By: Sit Investment Associates, Inc.	By: Sit Fixed Income Advisors II, LLC
/s/Roger J. Sit	/s/Roger J. Sit
Roger J. Sit	Roger J. Sit
Its: CEO	Its: CEO